CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Consolidated Water Co. Ltd.:

We consent to the incorporation by reference in the registration statement (No. 333−10206) on Form S−8 of Consolidated Water Co. Ltd. of our report dated March 16, 2010, with respect to the consolidated balance sheets of Consolidated Water Co. Ltd. as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 10−K of Consolidated Water Co. Ltd.

a division of Marcum LLP
Fort Lauderdale, Florida
March 16, 2010